Exhibit 21.1

Nanobac Pharmaceuticals, Incorporated

List of Subsidiaries

The subsidiaries of the Registrant are as follows:

Nanobac Pharmaceuticals, Incorporated	Organized in U.S.
Nanobac Sciences LLC	Organized in U.S.
Nanobac OY	Organized in Finland
NanobacLabs Research Institute, LLC	Organized in U.S.